[Inergy Holdings, L.P. Letterhead]

May 2, 2005

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Adam Phippen

Re:	Inergy Holdings, LLC

Amendment No. 2 to Registration Statement on Form S-1

File No. 333-122466

Filed April 11, 2005

Inergy, L.P.

Form 10-K for the fiscal year ended September 30, 2004

File No. 000-32453

Filed December 7, 2004

Inergy, L.P.

Registration Statement on Form S-4

File No. 333-123399

Filed March 17, 2005

Inergy, L.P.

Registration Statement on Form S-3

File No. 333-124098

Filed April 15, 2005

Ladies and Gentlemen:

Set forth below is our response to comment 11 contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 26, 2005. For your convenience, comment 11 provided by the Staff has been included in bold face type preceding our response. References to “we,” “us,” “our” and “the Company” herein refer to Inergy Holdings, L.P.

Inergy Holdings, L.P.

Amendment No. 2 to Registration Statement on Form S-1

Item 15. Recent Sales of Unregistered Securities, page II-1

United States Securities and Exchange Commission

Division of Corporation Finance

May 2, 2005

11.	In response to our prior comment 9, you state that your value increased significantly from November 30, 2004 through the first filing of your Form S-l. This increase was the result of three significant intervening transactions, most significantly the acquisition of Star Gas Propane, L.P. Please tell us the consideration, if any, given to the probability of these significant intervening transactions occurring when you determined the fair value of the November 23, 2004 issuance of the 0.75% LLC Membership Interest. In this regard, we noted that Inergy, L.P. filed a Form 8-K dated November 18, 2004 which stated that on November 18, 2004, Inergy, L.P. and Inergy Propane, LLC entered into an Interest Purchase Agreement with Star Gas Partners, L.P. and Star Gas LLC whereby Inergy Propane, LLC would acquire all of the propane distribution and services segment of Star Gas Partners, L.P. In exchange, Inergy Propane, LLC would pay $475 million to Star Gas LLC, subject to a working capital adjustment. We further note that the November 23, 2004 issuance occurred just 24 days before the Star Gas Propane, L.P. acquisition was completed. It would appear, based on the timing of these events, that the fair value of the membership interests should not have ignored the acquisitions occurring during that time frame. We assume that any valuation contemplating the impact of the acquisitions occurring during this time frame would necessarily require a discount for the possibility of each of the acquisitions not being completed. We may have further comments after reviewing your response.

Response: You have asked us to consider our analysis of the probability of completing each of the significant transactions identified in our prior response to this comment in determining whether the 0.75% membership interest in Inergy Holdings, LLC was sold for fair value on November 23, 2004. Consistent with our discussion with Mr. Phippen of the Staff by telephone on Thursday April 28, 2005, we have presented below our analysis of (i) the appropriate measurement date for such sale, (ii) the probability of successfully closing each of the significant transactions as of such measurement date and (iii) a valuation summary based on the identified probabilities.

(I)	Measurement Date of Purchase

While the sale by Inergy Holdings, LLC of the 0.75% membership interest closed on November 23, 2004, the percentage interest to be sold and the sale price for such interest were orally agreed to on October 4, 2004. A first draft of the purchase agreement was generated on October 4, 2004 and that draft included both the ultimate interest to be purchased (0.75%) as well as the consideration to be paid ($525,000). The period of time that elapsed between the agreement among the parties as to terms on October 4, 2004 and the closing of the transaction on November 23, 2004 was attributable both to the time required to finalize the documentation relating to the sale as well as management’s need to focus on operational decisions and developments during that period, including the intervening significant transactions described herein. There was no ongoing negotiation of either the percentage interest or the consideration to be paid during the period between October 4 and November 23.

We have reviewed APB 25—10(b), which we believe to be the most appropriate accounting guidance available as to the appropriate measurement date of the purchase. We have concluded that the appropriate measurement date for this transaction is October 4, 2004 and that Inergy Holding’s valuation as of such date is the

United States Securities and Exchange Commission

Division of Corporation Finance

May 2, 2005

appropriate measure by which to evaluate the consideration paid for the 0.75% membership interest. As required by APB 25-10(b), October 4, 2004 represents the date on which both (a) the percentage membership interest and (b) the sale price of the percentage interest were contractually fixed.

(II)	Significant Intervening Transactions

Since 1996, Inergy, L.P. and its predecessors have closed 45 acquisitions. It has been our experience that each transaction has its own characteristics and thus determinations of probabilities of closing potential transactions can vary widely. In our assessments below, we have drawn upon our experience in our business and considered all factors we believe necessary in the determination of the probability of closing the significant intervening transactions.

Using October 4, 2004 as the appropriate measurement date, we have presented below our analysis of the probability of Inergy, L.P. closing any of the three significant intervening transactions as of that date. Specifically, we have included a discussion of each of the Moulton, Star Gas, and Northwest transactions, along with an analysis of the probability of completing each such transaction, as of October 4, 2004.

•	Moulton. The Moulton transaction closed on November 30, 2004 and was the first of the three significant transactions to close. On October 4, 2004, Inergy, L.P. was involved in an auction process to purchase Moulton that included at least four bidders. In addition, Moulton was strongly considering continuing its operations and not selling its business and reiterated this reluctance throughout the process. On November 1, 2004, Inergy, L.P. executed a non-binding letter of intent to acquire Moulton and on November 11, 2004 Inergy L.P.’s Board of Directors approved the purchase, subject to completion of due diligence. Inergy, L.P. completed its due diligence on November 26, 2004 and simultaneously signed and closed the transaction on November 30, 2004.

Because on October 4, 2004 (i) Inergy, L.P. was one of at least four bidders participating in a competitive auction for the business, (ii) Moulton continued to be uncertain it would sell its business, (iii) Inergy, L.P. had not performed due diligence and had a limited amount of information on this private company, and (iv) Inergy, L.P. had neither negotiated nor signed a definitive purchase agreement, we believe that the probability of completing this transaction, as of October 4, 2004, closing was approximately 20%.

•

Star Gas Propane. The Star Gas Propane transaction closed on December 17, 2004 and represents the second, and largest, of the three significant intervening transactions to close. As of October 4, 2004, Inergy, L.P. had not yet engaged in any formal discussions with Star Gas management or Star Gas’ board of directors. Further, it was not until October 18, 2004 that Star Gas publicly disclosed its financial and legal difficulties in a Form 8-K announcing its suspension of distributions on its common units, alerting Inergy, L.P. that Star Gas could be a possible acquisition target. Shortly following October 18, 2004, Inergy L.P. management began informal discussions with Star Gas regarding the potential sale of its propane assets. On October 25, 2004, members of Inergy, L.P.’s management met with management of Star Gas to discuss the possibility of Inergy, L.P. acquiring Star Gas. During that meeting, Star Gas management indicated they had no interest in Inergy, L.P.’s offer and discontinued the meeting. Inergy, L.P. continued to informally negotiate with Star Gas management and on November 3, 2004,

United States Securities and Exchange Commission

Division of Corporation Finance

May 2, 2005

Inergy, L.P. entered into a non-binding letter of intent pursuant to which Inergy, L.P. agreed to engage in additional negotiations and conduct due diligence. Inergy, L.P. completed its due diligence on November 10, 2004 and its Board of Directors approved the transaction on November 11, 2004. On November 18, 2004, a purchase agreement, which contained termination provisions in the event that Star Gas received a superior offer or Hart Scott Rodino approval was not received, was executed. On December 17, 2004 the transaction was closed. It is important to note that between October 18 and November 18 (according to a press release issued by Star Gas on November 5), Star Gas had secured a commitment letter with JPMorgan Chase for a refinancing of its business as an alternative to a sale of its propane business. As additional alternatives to a sale of its propane business to Inergy, L.P., (according to a press release issued by Star Gas on November 18) a special committee of the board of directors of Star Gas actively considered a sale of only a portion of its propane segment, a sale of its heating oil segment, a sale of both segments and a debt restructuring as alternatives to a sale of the entire propane segment to Inergy, L.P.

Because on October 4, 2004 (i) Inergy, L.P. had not engaged in discussions with Star Gas regarding a potential purchase of Star Propane and would not until October 18, 2004 and (ii) even after October 18, 2004 a sale to Inergy, L.P. was only one of multiple alternatives being considered by Star Gas, we believe the probability of the Star acquisition closing was 0%.

•	The Northwest transaction, the third and final transaction, closed on December 22, 2004. Inergy, L.P. entered into a non-binding letter of intent to acquire Northwest on August 18, 2004. However, Inergy, L.P. began its due diligence on Northwest on September 19, 2004 and completed it on December 14, 2004. Inergy, L.P.’s Board of Directors approved the transaction on December 16, 2004. The acquisition was simultaneously signed and closed on December 22, 2004. We believe it is important to note that Inergy, L.P. had previously executed a non-binding letter of intent to acquire Northwest in March 2003 and approximately one week prior to closing the transaction in May 2003, Northwest decided not to sell the company. We understood the decision not to complete the sale in 2003 was based on a decision to keep the business in the family and believed a similar termination to be a possibility again in 2004.

Because on October 4, 2004, (i) Inergy, L.P. had previously experienced a failed transaction with the Northwest, (ii) Inergy, L.P. had not completed the majority of its due diligence and (iii) Inergy, L.P. had neither completed negotiations with Northwest nor had it executed a definitive purchase agreement, we believe the probability of completing this transaction was approximately 25%.

(III)	Overall Valuation

In our response to comment nine in our letter to the Staff dated April 11, 2005, we indicated that we believed the fair value of Inergy Holdings, LLC was approximately $70 million as of the measurement date. This valuation is consistent with the $525,000 paid by Mr. Dehaemers as consideration for his 0.75% membership interest. We calculated this valuation based upon distributions Inergy Holdings, LLC received from Inergy, L.P. at or around the time of the Membership Interest sale, utilizing a reasonable private company yield of 7% applied to such cash flows and discounted by our outstanding debt and tax liabilities. In our prior response, we did not assume the probability of Inergy, L.P. completing any one or more of the three significant intervening transactions described above. We would like to point out that this implied valuation was consistent with the public offering valuation suggested by investment bankers in March of 2004 (after giving effect to debt and tax obligations) and described in our response to comment nine in our letter to the Staff of April 11, 2005. The significant increase in our value suggested by the estimated offering price in our initial public offering currently is directly tied to the completion of each of the significant intervening transactions discussed in this letter.

After further evaluation of the transactions described above along with the associated probabilities of completing such transactions, we have concluded that a revised valuation of

United States Securities and Exchange Commission

Division of Corporation Finance

May 2, 2005

Inergy Holdings, LLC at October 4, 2004 would approximate $99.4 million. This valuation is determined by applying a yield of approximately 7% to the cash flows of Inergy Holdings, LLC, including the probability adjusted cash flows from the three significant intervening transactions discounted by our outstanding debt and tax liabilities. Using a $99.4 million valuation for Inergy Holdings, LLC, the appropriate consideration for a 0.75% Membership Interest would have been $745,632. Accordingly, an estimated compensation expense of approximately $220,632 represents the difference between the amount paid by Mr. Dehaemers for his membership interest and the fair value of such interest, as reflected in the table presented below.

As of October 4, 2004
Inergy Holdings, L.P. cash flow run rate as of October 4, 2004 prior to transactions described above	$9,244,000
Cash flow generated from transactions (probability adjusted)	235,231

Inergy Holdings, L.P. probability adjusted cash flow run rate	$9,479,231

Private company yield	7%

Inergy Holdings, L.P. implied total valuation	$135,417,586
Less: debt and deferred tax liabilities	$36,000,000

Adjusted Inergy Holdings, L.P. equity valuation	$99,417,586

Percentage LLC Membership Interest purchased	0.75%

.75% Membership Interest Value	745,632

Consideration Paid	525,000

Compensation expense	$220,632

United States Securities and Exchange Commission

Division of Corporation Finance

May 2, 2005

If you have any questions or comments regarding this letter or the Registration Statement, please contact David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708 or S. Griffith Aldrich of the same firm at (713) 758-4628.

Sincerely,

INERGY HOLDINGS, LLC

By:	/s/ R. BROOKS SHERMAN
Name: R. Brooks Sherman Title: Senior Vice President and Chief Financial Officer

cc:	Scott Anderegg

Adam Phippen